SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                   ----------

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       United Dominion Realty Trust, Inc.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                       Virginia                                54-0857512
        ----------------------------------------            -------------------
        (State of incorporation or organization)             (IRS employer
                                                            identification no.)

         10 South Sixth Street, Richmond Virginia           23219-3802
         -----------------------------------------          ----------
         (Address of principal executive offices)           (Zip code)

        Securities to be registered pursuant to Section 12(b) of the Act:

                  Title of each class            Name of each exchange on which
                  to be so registered            each class is to be registered
                  -------------------            ------------------------------

             Common Stock, $1 par value             New York Stock Exchange
         ---------------------------------        ---------------------------

         9 1/4% Series A Cumulative Redeemable      New York Stock Exchange
               Preferred Stock, no par value      ---------------------------
               -----------------------------

         8.60% Series B Cumulative Redeemable       New York Stock Exchange
               Preferred Stock, no par value      ---------------------------
               -----------------------------


        Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                               -----------------
                                (Title of class)

                                (Title of class)

This is an amendment of the registrant's Form 8-A registration statement dated April 1, 1990, relating to its Common Stock, $1 par value, its Form 8-A registration statement dated April 24, 1995, relating to its 9 1/4% Series A Cumulative Redeemable Preferred Stock, no par value, and its Form 8-A registration statement dated June 10, 1997, relating to its 8.60% Series B Cumulative Redeemable Preferred Stock, no par value.

Item 1.   Description of Registrant's Securities to be Registered.

         The Company has authority to issue 150,000,000 shares of Common Stock, and 25,000,000 shares of Preferred Stock, no par value.

Common Stock

         Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors. Holders of Common Stock have one vote per share and non-cumulative voting rights, which means that holders of more than 50% of the shares voting can elect all of the directors if they choose to do so, and, in such event, the holders of the remaining shares will not be able to elect any directors. In the event of any voluntary or involuntary liquidation or dissolution of the Company, holders of Common Stock are entitled to share ratably in the distributable assets of the Company. Holders of Common Stock do not have preemptive rights. At December 31, 1997, there were 89,168,442 shares of Common Stock outstanding.

Preferred Stock

         The Preferred Stock is issuable in one or more series, with such designations, powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereon, including, but not limited to, the fixing of the dividend rights, dividend rate or rates,conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences, in each case, if any, as the Board of Directors of the Company may determine by adoption of an amendment of the Company's articles of incorporation, without any further vote or action by the shareholders. The Preferred Stock is issuable for any corporate purpose and for whatever consideration the Board of Directors deems appropriate. A series of Preferred Stock could be given more than one vote per share and a series having preferential distribution rights could limit Common Stock distributions and reduce the amount holders of Common Stock would otherwise receive on dissolution of the Company.

Alphabetical Series Preferred

         The Board of Directors has designated 4,200,000 shares of Preferred Stock as the "9 1/4% Series A Cumulative Redeemable Preferred Stock" (the "Series A Preferred"). At December 31, 1997, there were 4,200,000 shares of Series A Preferred outstanding. The Board of Directors has also designated 6,000,000 shares of Preferred Stock as the "8.60% Series B Cumulative Redeemable Preferred Stock" (the "Series B Preferred," and, collectively with the Series A Preferred, the "Alphabetical Series Preferred"). At December 31, 1997, there were 6,900,000 shares of Series B Preferred outstanding. The Board of Directors may redesignate any unissued shares of Series B Preferred as all or a part of a different series of Preferred Stock. All Alphabetical Series Preferred rank pari passu with one another in respect of rights to receive dividends and to participate in distributions or payments in the event of any liquidation, dissolution or winding up of the Company.

Dividends

         Holders of shares of the Series A Preferred shall be entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 9 1/4% of the liquidation preference per annum (equivalent to $2.3125 per share). Holders of shares of the Series B Preferred shall be entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 8.60% of the liquidation preference per annum (equivalent to $2.15 per share).

         Dividends on the Series A Preferred shall be cumulative from the date of original issue and shall be payable quarterly in arrears on the fifteenth day of each January, April, July and October or, if not a business day, the next succeeding business day (each, a "Series A Dividend Payment Date"). Any dividend payable on the Series A Preferred for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the Series A Preferred will be payable to holders of record as they appear in the stock records of the Company at the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable Series A Dividend Payment Date falls on or such other date designated by the Board of Directors of the Company for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Series A Dividend Record Date").

         Dividends on the Series B Preferred shall be cumulative from the date of original issue and shall be payable quarterly in arrears on the last day of each February, May, August and November or, if not a business day, the next succeeding business day (each, a "Series B Dividend Payment Date" and, together with the respective Series A Dividend Payment Dates, each a "Dividend Payment Date"). The first dividend and any dividend for any partial dividend period payable on the Series B Preferred will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the Series B Preferred will be payable to holders of record as they appear in the stock records of the Company at the close of business on the applicable record date, which shall be the fifteenth day of the calendar month in which the applicable Series B Dividend Payment Date falls on or such other date designated by the Board of Directors of the Company for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Series B Dividend Record Date" and, together with the respective Series A Dividend Record Dates, each a "Dividend Record Date").

         No dividends on shares of Alphabetical Series Preferred shall be declared by the Board of Directors of the Company or paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law. See "Restrictions on Dividends" below for summaries of such provisions contained in certain of the Company's loan agreements.

         Notwithstanding the foregoing, dividends on the Alphabetical Series A Preferred will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Alphabetical Series Preferred will not bear interest. Holders of the Alphabetical Series Preferred will not be entitled to any dividends in excess of full cumulative dividends as described above.

         If, for any taxable year, the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Internal Revenue Code of 1986, as amended (the "Code")) any portion (the "Capital Gains Amount") of the dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of stock (the "Total Dividends"), then the portion of the Capital Gains Amount that shall be allocable to the holders of a series of Alphabetical Series Preferred shall be the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of such series of Alphabetical Series Preferred for the year bears to the Total Dividends.

         No full dividends shall be declared or paid or set apart for payment on the Preferred Stock of any other series ranking, as to dividends, on a parity with or junior to a series of Alphabetical Series Preferred for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on such series of Alphabetical Series Preferred for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the shares of a series of Alphabetical Series Preferred and the shares of any other series of Preferred Stock ranking on a parity as to dividends with such series of Alphabetical Series Preferred, all dividends declared upon shares of such series of Alphabetical Series Preferred and any other series of Preferred Stock ranking on a parity as to dividends with such series of Alphabetical Series Preferred shall be declared pro rata so that the amount of dividends declared per share on such series of Alphabetical Series Preferred and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the shares of such series of Alphabetical Series Preferred and such other series of Preferred Stock bear to each other.

         Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Alphabetical Series Preferred have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in Common Stock or other capital stock ranking junior to the Alphabetical Series Preferred as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Alphabetical Series Preferred as to dividends or upon liquidation, nor shall any Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Alphabetical Series Preferred as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Alphabetical Series Preferred as to dividends and upon liquidation).

         Any dividend payment made on shares of a series of Alphabetical Series Preferred shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

Liquidation Rights

         In the event of any liquidation, dissolution or winding up of the Company,the holders of shares of Alphabetical Series Preferred are entitled to be paid out of the assets of the Company legally available for distribution to its shareholders a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of Common Stock or any other capital stock that ranks junior to the Alphabetical Series Preferred as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Alphabetical Series Preferred will have no right or claim to any of the remaining assets of the Company. The consolidation or merger of the Company with or into any other corporation or of any other corporation with or into the Company, or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

Redemption

         The Series A Preferred is not redeemable prior to April 24, 2000. On and after April 24, 2000, the Company, at its option upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Series A Preferred, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption (except as provided below), without interest.

         The Series B Preferred is not redeemable prior to May 29, 2007. On and after May 29, 2007, the Company, at its option upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Series B Preferred, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption (except as provided below), without interest.

         The redemption price of the Alphabetical Series Preferred (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of the sale proceeds of other capital stock of the Company, which may include other series of Preferred Stock, and from no other source. Holders of the series of Alphabetical Series Preferred to be redeemed shall surrender such Alphabetical Series Preferred at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any shares of a series of Alphabetical Series Preferred has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of such series so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares, such shares shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all the outstanding shares of a series of Alphabetical Series Preferred are to be redeemed, the shares of such series of Alphabetical Series Preferred to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by the Company.

         Unless full cumulative dividends on all shares of a series of Alphabetical Series Preferred shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of such series of Alphabetical Series Preferred shall be redeemed unless all outstanding shares of such series of Alphabetical Series Preferred are simultaneously redeemed; provided, however, that the foregoing shall not prevent the redemption of shares of Alphabetical Series Preferred to preserve the Company's status as a REIT. (see "Redemption and Restrictions on Transfer" below), or the purchase or acquisition of shares of a series of Alphabetical Series Preferred pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of such series of Alphabetical Series Preferred. Unless full cumulative dividends on all outstanding shares of a series of Alphabetical Series Preferred have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any shares of such series of Alphabetical Series Preferred (except by exchange for capital stock of the Company ranking junior to such series of Alphabetical Series Preferred as to dividends and upon liquidation).

         Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by the Company, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the series of Alphabetical Series Preferred to be redeemed at their respective address as they appear on the stock transfer records of the Company. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Alphabetical Series Preferred except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price;
(iii) the number of shares of the series of Alphabetical Series Preferred to be redeemed; (iv) the place or places where such series of Alphabetical Series Preferred is to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If less than all the shares of a series of Alphabetical Series Preferred held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of such series of Alphabetical Series Preferred held by such holder to be redeemed.

         The holders of a series of Alphabetical Series Preferred at the close of business on a Dividend Record Date applicable to such series will be entitled to receive the dividend payable with respect to such series of Alphabetical Series Preferred on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date or the Company's default in the payment of the dividend due. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on called Alphabetical Series Preferred.

         The Alphabetical Series Preferred has no stated maturity and will not be subject to any sinking fund or mandatory redemption except to preserve the Company's status as a REIT as described in "Redemption and Restrictions on Transfer" below. Any such redemption would apply only to shares held, directly or indirectly, by those shareholders with concentrated share ownership that would violate the REIT requirements of the Code. In addition, the number of shares subject to such a redemption would be limited to that number of concentrated shares sufficient in the opinion of the Board of Directors of the Company to maintain or bring the ownership of shares into conformity with the requirements of the Code.

Voting Rights

         Holders of the Alphabetical Series Preferred will not have any voting rights, except asset forth below or as otherwise from time to time required by law.

         Whenever dividends on any shares of a series of Alphabetical Series Preferred shall be in arrears for six or more consecutive quarterly periods, the holders of such shares of Alphabetical Series Preferred (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company at a special meeting called by the holders of record of at least 10% of such series of Alphabetical Series Preferred or the holders of any other series of Preferred Stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until all dividends accumulated on shares of such series of Alphabetical Series Preferred for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Directors of the Company will be increased by two directors.

         So long as any shares of a series of Alphabetical Series Preferred remain outstanding, the Company shall not, without the affirmative vote of the holders of at least a majority of the shares of such series of Alphabetical Series Preferred outstanding at the time, (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Alphabetical Series Preferred with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Articles of Incorporation of the Company (the "Articles"), whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of Alphabetical Series Preferred or the holders thereof; provided, however, that any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to such series of Alphabetical Series Preferred with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

         The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Alphabetical Series Preferred shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

         Under Virginia law, notwithstanding anything to the contrary set forth above, if shareholder voting is otherwise required by law, holders of a series of Alphabetical Series Preferred will be entitled to vote as a class upon a proposed amendment to the Articles, whether or not entitled to vote thereon by the Articles, if the amendment would increase or decrease the aggregate number of authorized shares of such series of Alphabetical Series Preferred; effect an exchange or reclassification, or create a right of exchange, of such series of Alphabetical Series Preferred for or into shares of another class or of shares of another class into shares of such series of Alphabetical Series Preferred; change the designation, preferences, rights or limitations of all or part of such series of Alphabetical Series Preferred; change shares of such series of Alphabetical Series Preferred into a different number of shares of such series of Alphabetical Series Preferred; create a new class, or change a subordinate class into a class, having dividend or liquidation rights superior or equal to those of such series of Alphabetical Series Preferred or increase the rights, preferences or number of authorized shares of a class having such dividend or liquidation rights; divide such series of Alphabetical Series Preferred into series, designate such series and determine its terms; or cancel or otherwise affect rights to accumulated but undeclared dividends on such series of Alphabetical Series Preferred.

         So long as a series of Alphabetical Series Preferred is listed on the New York Stock Exchange, approval by the holders of two-thirds of the outstanding shares of such series will be required for adoption of any amendment of the Articles that would materially affect the existing terms of such series.

Conversion

         The   Alphabetical   Series   Preferred  is  not  convertible  into  or
exchangeable for any other property or securities of the Company.

Restrictions on Dividends

         Covenants in its loan agreements with certain lenders effectively prohibit the Company from declaring or paying dividends if, after giving effect thereto (i) a default or "Event of Default under the particular agreement shall have occurred and be continuing, (ii) the Company would be prohibited from incurring debt under other covenants in such agreement, and (iii):

         (a) in the case of the loan agreement with one insurance company lender, such dividends and other "Restricted Payments" (as defined in such agreement) after July 1, 1991, would exceed the sum of $10,000,000, plus 100% of "Cash Flow" (as so defined) from and after July 1, 1991, to and including the last day of the fiscal quarter immediately preceding payment of such dividends, plus the net cash proceeds received by the Company from the sale of capital stock after July 1, 1991; and

         (b) in the case of the loan agreement with a group of insurance company lenders, such dividends and other "Restricted Payments" (as defined in such agreement) declared during the same fiscal year as such dividends would exceed the sum of (A) "Cash Flow" (as so defined) from the beginning of such fiscal year to and including the last day of the completed fiscal quarter immediately preceding the date of payment of such dividends, and (B) the net cash proceeds received by the Company from the issuance or sale of capital stock after February 24, 1993, plus $20,000,000, minus the total of the amounts, if any, by which "Restricted Payments" declared during each fiscal year subsequent to December 31, 1992, exceed "Cash Flow" for such fiscal year.

         Notwithstanding such covenants, the Company may pay dividends required to maintain its qualification as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code").

Affiliated Transactions

         The Virginia Stock Corporation Act contains provisions governing "Affiliated Transactions" designed to deter uninvited takeovers of Virginia corporations. These provisions, with several exceptions discussed below, require approval of material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares (an "Interested Shareholder") by the holders of at least two-thirds of the remaining voting shares. For three years following the time that the Interested Shareholder becomes an owner of 10% of the outstanding voting shares, Virginia corporations cannot engage in an Affiliated Transaction with such Interested Shareholder without approval of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder, and majority approval of the "Disinterested Directors." At the expiration of the three year period, the statute requires approval of Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the Interested Shareholder absent an exception. The principal exceptions to the special voting requirement apply to transactions proposed after the three year period has expired and require either that the transaction be approved by a majority of the corporation's Disinterested Directors or that the transaction satisfy the fair-price requirements of the law.

         The Virginia Stock Corporation Act also provides that shares acquired in a transaction that would cause the acquiring person's voting strength to cross any of three thresholds (20%, 33 1/3%, or 50%) have no voting rights unless granted by a majority vote of shares not owned by the acquiring person or any officer or employee-director of the Company. An acquiring person may require the Company to hold a special meeting of shareholders to consider the matter within 50 days of its request.

Redemption and Restrictions on Transfer

         In order to preserve the Company's status as a REIT under the Code, the Company can redeem or stop the transfer of its shares. The Articles provide that the Company is organized to qualify as a REIT. Because the Code provides that the concentration of more than 50% in value of the direct or indirect ownership of its shares in five or fewer individual shareholders during the last six months of any year would result in the disqualification of the Company as a REIT, the Articles provide that the Company shall have the power (i) to redeem that number of concentrated shares sufficient in the opinion of the Board of Directors of the Company to maintain or bring the direct or indirect ownership of shares into conformity with the requirements of the Code, and (ii) to stop the transfer of shares to any person whose acquisition thereof would, in the opinion of the Company's Board of Directors, result in such disqualification. The per share redemption price of any shares redeemed by the Company pursuant to this provision shall be the last reported sale price for the shares as of the business day preceding the day on which notice of redemption is given. The Board of Directors of the Company can require shareholders to disclose in writing to the Company such information with respect to ownership of its shares as it deems necessary to comply with the REIT provisions of the Code.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                UNITED DOMINION REALTY TRUST, INC.
                                          (Registrant)



                                By           s/ Katheryn E. Surface
                                      -------------------------------------
                                               Katheryn E. Surface
                                        Vice President and General Counsel

Dated:  January 22, 1998